Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 1, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1237
           Zacks Rank Strong Buy 50 Strategy Portfolio, Series 1 File
                         Nos. 333-198607 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1237, filed on September 26, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks Rank Strong Buy 50 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. Please explain to us whether the Trust will invest in foreign securities and securities of emerging market countries and, if so, provide corresponding disclosures in the discussions of the Trust s principal investment strategies and principal risks.

     Response: The Trust's portfolio includes foreign securities, including securities of issuers in emerging market countries. As a result, we have revised the disclosure in response to your comments.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren